UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

RESULTS (BRGAAP)

1st QUARTER 2020

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 1Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

COMMITTED TO MEETING THE NEEDS OF OUR CUSTOMERS

OUR CUSTOMERS | OUR PEOPLE | OUR COMMUNITIES | OUR SHAREHOLDERS


Santander te apoia
1.7MM[1]
Superamos juntos
1.6MM[1]

- 10% credit card limit increase
- 60-day grace period for customers, without raising interest rates
- Launch of "Consignado Folha", a credit line to finance SMEs payrolls
- + R$ 70Bi disbursed to Companies YoY
- UseCasa: solution today and payment in 20 years

Physical channel Reduced and staggered hours

Digital channel Self-service, combined with increased product implementation and availability

Customers (MM)

ACTIVE	LOYAL	NPS
26.5	5.7	58 points

THAT'S WHAT WE CAN DO TO PROTECT YOU TODAY

1.1 MM customers have benefited from our actions

[1] Number of visits in 1 month

OUR PEOPLE ARE THE PROTAGONISTS OF THE ENTIRE **TRANSFORMATION**

OUR CUSTOMERS
OUR PEOPLE
OUR COMMUNITIES
OUR SHAREHOLDERS

Quick and transparent communication

- Close leadership
- Availability of medical personnel, with constant guidance

+80% Home Office[1]

- New way of working

- Full **advancement** of the **13th salary**
- **1st company** to announce it was maintaining jobs in this moment

[1] Does not consider branches' employees

FOCUS ON **HELPING** **SOCIETY** AND OUR **COUNTRY**

OUR CUSTOMERS
OUR PEOPLE
OUR COMMUNITIES
OUR SHAREHOLDERS

Special edition of the **Amigo de Valor** and **Volunteer programs**

- **+12k** **employees donated** to hospitals
- **+R$7MM** raised
- Support to the **elderly**

Donation and support by the 3 largest private banks in the country to fight coronavirus

5MM rapid tests	**15MM** masks
R$ 20MM purchase of tomography devices	**R$ 155MM** credit line to manufacture breathing machine[1]

Support to **healthcare workers**

- Launch of the **unique health insurance for this class** with no grace period
- **Dedicated** service and **partnerships**

[1] A consortium of nine banks

CONSTANT EVOLUTION OF **OUR PLATFORM**

OUR CUSTOMERS
OUR PEOPLE
OUR COMMUNITIES
OUR SHAREHOLDERS

1Q20 HIGHLIGHTS

YoY

Total Credit Portfolio +20%

Net Profit +11%

ROE 22.3%

+122bps

IN THE FACE OF A NEW CYCLE

Physical channel -26% contracts

Digital channel +60% contracts

20MM visits in 1 month[1]

82% share of digital transactions

+30% QoQ e-commerce sales

[1] Number of Santander Internet Banking page visits

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 1Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

SANTANDER GROUP
RESULTS

WELL-DIVERSIFIED
RESULTS

Brazil
contributed to
29%
1Q20 results


SCF
29%
14%
12%
11%
10%
8%
5%
5%
2%
2%


21%
North America
38%
South America[1]
41%
Europe

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Negative

Underlying attributable profit
(EUR million)


+8%
1,832
1,977
1Q19
1Q20

(*) Excluding Corporate Center and Santander Global Plataform; [1] Includes 2% regarding other Latam

Santander

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 1Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

INCREASE OF 3% IN NET PROFIT OVER THREE MONTHS, WITH A NEW SCENARIO IN THE COMING QUARTERS

(R$ million)	1Q20	1Q19	*% 12M*	4Q19	*% 3M*
Net Interest Income	12,655	11,285	*12.1%*	12,605	*0.4%*
Fees	4,482	4,529	*-1.0%*	4,803	*-6.7%*
Total Revenues	**17,138**	**15,814**	***8.4%***	**17,408**	***-1.6%***
Allowance for Loan Losses	-3,424	-2,871	*19.2%*	-2,983	*14.8%*
General Expenses	-5,293	-5,102	*3.7%*	-5,678	*-6.8%*
Others	-2,856	-2,736	*4.4%*	-3,132	*-8.8%*
Profit Before Taxes	**5,566**	**5,105**	***9.0%***	**5,615**	***-0.9%***
Taxes and Minority Interest	-1,713	-1,620	*5.7%*	-1,890	*-9.4%*
Net Income	**3,853**	**3,485**	***10.5%***	**3,726**	***3.4%***

		YoY	*QoQ*
Efficiency ratio	**37.2%**	*-186bps*	*-290bps*
Recurrence ratio	**84.7%**	*-408bps*	*+9bps*
ROAA	**1.7%**	*-7bps*	*-10bps*
ROAE	**22.3%**	*+122bps*	*+105bps*

NII

STABLE IN THE QUARTER WITH MIX EFFECT

NET INTEREST INCOME *(R$ million)*


12%
0%
MARKET NII
CUSTOMERS NII
11,285
957
10,328
12,015
1,147
10,868
12,028
1,102
10,927
12,605
1,718
10,888
12,655
1,823
10,833
1Q19
2Q19
3Q19
4Q19
1Q20

(R$ million)	1Q20	*% 12M*	*% 3M*
Customers	**10,833**	***4.9%***	***-0.5%***
Product NII	10,231	*6.0%*	*-0.1%*
Volume	363,576	*17.6%*	*4.8%*
Spread	11.3%	*-1.4 p.p.*	*-0.4 p.p.*
Working Capital	602	*-11.2%*	*-7.5%*
Market activities	**1,823**	***90.5%***	***6.1%***
Net Interest Income	**12,655**	***12.1%***	***0.4%***

PORTFOLIO

GROWS 8% IN THE QUARTER, HIGHLIGHTED BY CORPORATE AND SME LOANS

CREDIT PORTFOLIO *(R$ billion)*


22%
8%
311
318
332
352
378
11.4%
11.5%
11.4%
11.5%
11.7%
28.1%
27.2%
27.3%
27.8%
31.2%
16.5%
16.7%
16.6%
16.5%
15.6%
43.9%
44.5%
44.6%
44.1%
41.6%
1Q19
2Q19
3Q19
4Q19
1Q20
Individuals
Consumer finance
Corporate
SMEs

(R$ million)	1Q20	*% 12M*	*% 3M*
Individuals	157,296	*15.2%*	*1.3%*
Consumer finance	59,132	*15.0%*	*1.5%*
SMEs[1]	44,106	*24.9%*	*9.0%*
Corporate[1]	117,954	*34.9%*	*20.4%*
Total	**378,487**	***21.8%***	***7.5%***
Other transactions[2]	84,906	*11.4%*	*5.4%*
Expanded portfolio	**463,393**	***19.8%***	***7.1%***

Individuals Collateralized Loan Portfolio + Payroll Loans / Individuals Loan Portfolio

64% *+193bps* YoY *+62bps* QoQ

[1] We reclassified the loan portfolio between SMEs and Corporate segments. Meanwhile, we also have changed the 2019 information in order to give better comparison. [2]Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets, as well as sureties and guarantees

Santander

FUNDING

FLIGHT TO QUALITY

FUNDING FROM CUSTOMERS *(R$ billion)*


15%
9%
336
352
343
354
385
1Q19
2Q19
3Q19
4Q19
1Q20

(R$ million)	*1Q20*	*% 12M*	*% 3M*
Demand deposits	34,024	*89.7%*	*16.9%*
Savings deposits	50,185	*8.6%*	*2.3%*
Time deposits	214,774	*16.0%*	*12.8%*
Financial Bills	28,283	*-20.0%*	*-9.0%*
Others[1]	58,127	*12.8%*	*7.5%*
Funding from customers	**385,393**	***14.7%***	***9.0%***
- Reserve requirement	-48,174	*-33.0%*	*-30.8%*
Others	91,595	*27.4%*	*24.2%*
Total Funding - balance	**428,814**	***27.6%***	***19.9%***
Assets under management (AuM)	347,603	*15.0%*	*-2.9%*
Total Funding + AuM	**776,417**	***21.6%***	***8.5%***

Santander

[1] Including debentures, real estate credit notes (LCI), agricultural credit notes (LCA), secured real estate notes (LIG) and structured transaction certificates (COE)

1Q20 RESULTS HIGHLIGHTS

FEES

IMPACTED BY SEASONALITY AND TRANSACTIONALITY IN THE QUARTER

FEES *(R$ million)*


-1%
-7%
4,529
4,623
4,730
4,803
4,482
1Q19
2Q19
3Q19
4Q19
1Q20

(R$ million)	1Q20	*% 12M*	*% 3M*
Cards	1,401	*-14.5%*	*-11.7%*
Current account	944	*3.8%*	*-5.7%*
Insurance	749	*1.4%*	*-10.0%*
Asset management	252	*0.3%*	*-9.6%*
Lending operations	363	*12.0%*	*0.0%*
Collection services	375	*-0.1%*	*-1.5%*
Securities brokerage and placement	259	*35.2%*	*24.7%*
Others	139	*40.8%*	*-8.8%*
Total	**4,482**	***-1.0%***	***-6.7%***

LOAN PORTFOLIO QUALITY

NEW SCENARIO IN THE COMING PERIODS

NPL INDICATORS

FROM 15 TO 90 DAYS


5.7%
5.8%
5.7%
5.2%
6.0%
4.1%
4.2%
4.1%
3.9%
4.1%
1.8%
1.9%
1.7%
1.9%
1.6%
Mar/19
Jun/19
Sep/19
Dec/19
Mar/20

OVER 90 DAYS


3.9%
3.9%
4.1%
4.0%
4.0%
3.1%
3.0%
3.0%
2.9%
3.0%
1.9%
1.8%
1.5%
1.3%
1.6%
Mar/19
Jun/19
Sep/19
Dec/19
Mar/20

Individuals — Total — Corporate & SMEs

COVERAGE RATIO

OVER 90 DAYS


195%
209%
194%
Mar/19
Dec/19
Mar/20

LOAN PORTFOLIO QUALITY

AT APPROPRIATE LEVELS

ALLOWANCE FOR LOAN LOSSES *(R$ million)* | COST OF CREDIT


3.2%
3.4%
3.4%
3.0%
3.2%
2,871
3,092
3,152
2,983
3,424
3,317
3,682
3,723
3,585
3,936
(446)
(590)
(571)
(602)
(513)
1Q19
2Q19
3Q19
4Q19
1Q20
Provisions for loan losses
Recovery of written-off loans
Cost of credit

1Q20 RESULTS HIGHLIGHTS

FOCUS ON PRODUCTIVITY

TOTAL EXPENSES *(R$ million)*



4%
-7%
5,102
5,201
5,258
5,678
5,293
580
594
606
632
626
4,522
4,607
4,652
5,046
4,667
1Q19
2Q19
3Q19
4Q19
1Q20
General expenses
Depreciation and Amortization

GENERAL EXPENSES COMPOSITION *(R$ million)*



1Q20
2,353
2,314
4Q19
2,449
1%
2,597
6%
1Q19
2,335
2,187
Personnel expenses
Administratives expenses

EFFICIENCY RATIO EVOLUTION



39.0%
38.1%
38.4%
40.1%
37.2%
1Q19
2Q19
3Q19
4Q19
1Q20

Santander

BALANCE SHEET

STRENGTH

BIS RATIO


15.4%
13.2%
13.8%
11.4%
Mar/19
Mar/20
BIS ratio
CET1

LOAN PORTFOLIO/ FUNDING FROM CUSTOMERS


92.4%
98.2%
Mar/19
Mar/20

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 1Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

COMMITTED TO OUR PEOPLE, CUSTOMERS, COMMUNITIES AND SHAREHOLDERS...

- Quarter confirms that we prepared properly in 2019 for a more difficult year
- Disbursement in excess of R$ 70 billion to companies (YoY), demonstrating our ability to react
- Our belief in the possible indebtedness of Individuals in 2019 helped us start the year in a better position in terms of allowance for loan losses, particularly in the Cards
- The decision to build a stronger investment brand has proven right at this point
- This crisis reinforces our relentless drive towards profitability and productivity

FINAL REMARKS

...TO GET THROUGH THIS NEW CYCLE

- The second quarter will be more challenging on the physical channel
- The cost of credit may increase, but we strongly believe in the resilience of our credit-granting and loan-recovery philosophy
- We will grow even further in the Corporate & SME segments , given our focus on transactionality and responsible customer support
- Our balance sheet and capital ratios are solid
- Governance stability and collaborative leadership are major assets in running any company at this time

Santander

SANTANDER ECOSYSTEM


Santander Corporate
Santander Acionistas
Santander Select
Santander Van Gogh
Santander Universidades
Santander Corporate & Investment Banking
Santander Seguros
PSA
webmotors
loop
BANCO RCI BRASIL
Hyundai Capital
Santander Financiamentos
Santander Auto
Santander Private Banking
Santander Asset Management
Santander Securities Services
PROSPERA
getnet
Santander Negócios e Empresas
FAROL
TEATRO Santander
033 rooftop
sim.
olé
ben
emDia.
Return
superdigital
Esfera_
universia
AQUANIMA
ZURICH Santander
ZURICH SANTANDER · SEGUROS E PREVIDÊNCIA

APPENDIX

APPENDIX

P&L *(R$ million)*	1Q20	1Q19	Abs.	12M
Net interest income	**12,655**	**11,285**	**1,370**	***12.1%***
Allowance for loan losses	-3,424	-2,871	-553	*19.2%*
Net interest income after loan losses	**9,231**	**8,414**	**817**	***9.7%***
Fees	4,482	4,529	-47	*-1.0%*
General expenses	-5,293	-5,102	-191	*3.7%*
Personnel expenses + profit sharing	-2,353	-2,335	-18	*0.8%*
Administrative expenses	-2,940	-2,767	-173	*6.2%*
Tax expenses	-1,053	-1,054	1	*-0.1%*
Other Income (Expenses)	-1,846	-1,694	-152	*9.0%*
Investments in Affiliates and Subsidiaries	7	11	-4	*-35.9%*
Non-Operating Income	**36**	**0**	36	*7432.5%*
Profit before taxes	**5,566**	**5,105**	**460**	***9.0%***
Income tax and social contribution tax	-1,670	-1,529	-141	*9.2%*
Minority interest	-43	-91	48	*-52.9%*
Net profit	**3,853**	**3,485**	**368**	***10.5%***

APPENDIX

P&L (R$ million)	1Q19	2Q19	3Q19	4Q19	1Q20
Net interest income	**11,285**	**12,015**	**12,028**	**12,605**	**12,655**
Allowance for loan losses	-2,871	-3,092	-3,152	-2,983	-3,424
Net interest income after loan losses	**8,414**	**8,922**	**8,876**	**9,622**	**9,231**
Fees	4,529	4,623	4,730	4,803	4,482
General expenses	-5,102	-5,201	-5,258	-5,678	-5,293
Personnel expenses + profit sharing	-2,335	-2,328	-2,385	-2,449	-2,353
Administrative expenses	-2,767	-2,873	-2,873	-3,229	-2,940
Tax expenses	-1,054	-1,032	-995	-1,108	-1,053
Other Income (Expenses)	-1,694	-1,970	-2,070	-2,134	-1,846
Investments in Affiliates and Subsidiaries	11	10	13	9	7
Non-Operating Income	0	-112	19	101	36
Profit before taxes	**5,105**	**5,241**	**5,315**	**5,615**	**5,566**
Income tax and social contribution tax	-1,529	-1,518	-1,520	-1,766	-1,670
Minority interest	-91	-88	-90	-123	-43
Net profit	**3,485**	**3,635**	**3,705**	**3,726**	**3,853**

APPENDIX

***Balance sheet** – Assets (R$ million)*	**Mar/19**	**Jun/19**	**Sep/19**	**Dec/19**	**Mar/20**
Current asset and long-term assets	**791,371**	**823,718**	**825,938**	**844,295**	**986,524**
Cash and cash equivalents	9,516	13,336	10,307	9,925	13,963
Interbank investments	33,632	38,899	36,193	43,367	55,568
Securities and derivative financial instrument	195,477	202,991	213,169	193,455	238,831
Interbank accounts	91,671	94,850	92,671	89,265	69,531
Lending operations	292,613	296,699	308,243	331,304	357,104
Allowance for loan losses	-18,700	-18,491	-18,241	-21,408	-21,704
Other receivables	165,938	174,531	162,782	174,566	248,875
Other assets	2,524	2,413	2,573	2,413	2,652
Permanent assets	**12,308**	**12,540**	**12,794**	**13,248**	**13,859**
Investments	349	352	366	354	350
Fixed assets	6,578	6,807	6,928	7,181	7,136
Intangibles	5,381	5,381	5,500	5,713	6,373
Goodwill net of amortization	595	1,789	1,690	1,612	2,407
Others	4,787	3,592	3,810	4,101	3,966
Total assets	**803,679**	**836,258**	**838,733**	**857,543**	**1,000,383**
Total assets (excluding goodwill)	**803,085**	**834,469**	**837,043**	**855,931**	**997,976**

APPENDIX

***Balance Sheet** – Liabilities and Equity (R$ million)*	**Mar/19**	**Jun/19**	**Sep/19**	**Dec/19**	**Mar/20**
Current liabilities and long-term liabilities	**733,343**	**763,765**	**763,053**	**785,789**	**926,596**
Deposits	252,362	268,256	258,109	272,928	303,885
Demand deposits	17,940	20,521	22,191	29,108	34,024
Saving deposits	46,211	46,575	47,341	49,040	50,185
Interbank deposits	3,110	3,852	3,114	4,299	4,903
Time deposits	185,096	197,301	185,361	190,344	214,774
Other Deposits	6	6	102	137	0
Money market funding	109,291	102,516	122,638	123,941	146,761
Funds from acceptance and issuance of securitie:	85,847	88,147	89,321	85,963	88,408
Interbank accounts	1,934	2,104	3,589	370	1,506
Interbranch accounts	2,955	3,173	4,258	4,019	4,857
Borrowings	43,919	48,504	53,172	43,125	55,606
Domestic onlendings - official institutions	12,946	12,490	12,255	11,755	11,249
Derivative financial instruments	20,742	22,785	20,564	20,623	33,436
Other payables	203,346	215,790	199,146	223,066	280,888
Deferred income	319	280	277	285	278
Minority interest	1,818	1,711	1,719	1,695	1,111
Equity	68,199	70,502	73,683	69,773	72,398
Total liabilitities and equity	**803,679**	**836,258**	**838,733**	**857,543**	**1,000,383**
Equity (excluding goodwill)	**67,605**	**68,713**	**71,993**	**68,161**	**69,992**

APPENDIX

***Balance sheet** – Loan Portfolio (R$ million)*	Mar/20	Mar/19	12M	Dec/19	3M
Individuals	**157,296**	**136,556**	**15.2%**	**155,338**	**1.3%**
Leasing / auto loans (*)	3,130	2,306	35.8%	2,825	10.8%
Credit card	31,828	30,631	3.9%	34,914	-8.8%
Payroll loans	44,375	35,630	24.5%	42,447	4.5%
Mortgage	37,714	33,283	13.3%	37,219	1.3%
Agricultural loans	7,165	6,258	14.5%	6,938	3.3%
Personal loans / others	33,083	28,448	16.3%	30,995	6.7%
Consumer finance	**59,132**	**51,421**	**15.0%**	**58,231**	**1.5%**
Corporate	**162,059**	**122,737**	**32.0%**	**138,459**	**17.0%**
Leasing / auto loans	4,074	3,253	25.2%	3,863	5.4%
Real estate	2,454	3,797	-35.4%	2,523	-2.7%
Trade finance	44,823	26,457	69.4%	35,645	25.8%
On-lending	6,926	8,974	-22.8%	7,456	-7.1%
Agricultural loans	6,164	5,426	13.6%	5,978	3.1%
Working capital / others	97,618	74,830	30.5%	82,994	17.6%
Total	**378,487**	**310,714**	**21.8%**	**352,028**	**7.5%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 52,861 in Mar/20, R$ 51,160MM in Dec/19 and R$ 45,172MM in Mar/19

TURNOVER HAS INCREASED BY 24%

IN THE LAST 12 MONTHS

ACQUIRING		1Q20	1Q19	12M
CREDIT	Turnover *(R$ million)*	36,722	29,144	*26.0%*
	Transactions *(milions)*	308	232	*32.6%*
DEBIT	Turnover *(R$ million)*	22,506	18,496	*21.7%*
	Transactions *(milions)*	375	320	*17.1%*
TOTAL	**Turnover** *(R$ million)*	**59,228**	**47,640**	***24.3%***
	Transactions *(milions)*	**683**	**553**	***23.6%***


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